
August 22, 2022

John Cotterell
Chief Executive Officer
Endava plc
125 Old Broad Street
London EC2N 1AR

>   **Re: Endava plc**
>   **Form 20-F for the fiscal year ended June 30, 2021**
>   **File No. 001-38607**

Dear Mr. Cotterell:

We have limited our review to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2021

General

1.   We note that KPMG Audit SRL played a substantial role in the audits of your June 30, 2020 and 2019 audited consolidated financial statements, but was not registered with the Public Company Accounting Oversight Board ("PCAOB"). Given that Endava plc is an issuer, Section 102(a) of the Sarbanes-Oxley Act and PCAOB Rule 2100 require that any accounting firm playing a substantial role in the audit of an issuer be registered with the PCAOB. Please tell us how you intend to comply with such requirements for your June 30, 2021 Form 20-F that currently is materially deficient due to the non-compliant consolidated financial statements.

In closing, we you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology